June 1, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:		John Reynolds
Pamela Howell

	Re:	Stevia First Corp.
Preliminary Information Statement on Schedule 14C
Filed April 30, 2012
File No. 000-53832

Dear Mr. Reynolds:

This letter is in response to the Staff’s comments in its letter dated May 17, 2012 with respect to the Preliminary Information Statement on Schedule 14C (File No. 000-53832) (the “Information Statement”) filed by Stevia First Corp. (“Stevia First” or the “Company”) on April 30, 2012.

In response to the Staff’s comment, the Company has amended the Information Statement to provide the information required by Item 402 of Regulation S-K.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please direct any comments or inquires regarding the foregoing to me at (513) 341-5412 (phone) or brooke@stevia-first.com (e-mail).

Very truly yours,

/s/ Robert Brooke

Robert Brooke

Chief Executive Officer

Stevia First Corporation

5225 Carlson Rd.

Yuba City, CA 95993

(530) 231-7800